AMERICA MOVIL NOTIFIED ABOUT BCP TRANSACTION

MEXICO CITY (MEXICO), October 30, 2003. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that it has been notified by Brazilian telecom company Telemar that the company will not acquire the 28% ownership interest in Brazilian wireless company BCP that it had the right to acquire on the basis of an agreement reached with America Movil last August. America Movil will acquire BCP in a transaction expected to close by the end of the year. America Movil and Telemar will seek to develop commercial and operational agreements.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 38 million wireless subscribers in the Americas.

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